                                                 FILED BY KERR-MCGEE CORPORATION
                                                  PURSUANT TO RULE 425 UNDER THE
                                         SECURITIES ACT OF 1933 AND DEEMED FILED
                                               PURSUANT TO RULE 14A-12 UNDER THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                       SUBJECT COMPANY: WESTPORT RESOURCES CORP.
                                          SUBJECT COMPANY SEC FILE NO. 001-14256




The communication filed herewith is a transcript of an analyst conference call held on April 7, 2004, in connection with the merger of Kerr-McGee Corporation and Westport Resources Corporation.

          9                       SPEAKERS:

         10
              RICK BUTERBAUGH - Vice President, Investor
         11                     Relations

         12   LUKE CORBETT    - Chairman and CEO,
                                Kerr-McGee Corp.
         13
              DON WOLF        - Chairman and CEO,
         14                     Westport Resources

         15   DAVE HAGER      - Senior Vice President,
                                Kerr-McGee Corp.
         16
              BOB WOHLEBER    - Senior Vice President and
         17                     Chief Financial Officer,
                                Kerr-McGee Corp.

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          2                  P R O C E E D I N G S

          3                MR. BUTERBAUGH:   Ladies and

          4           gentlemen, I would like to welcome you

          5           to the presentation this morning

          6           regarding the merger between

          7           Kerr-McGee and Westport Resources.

          8                I will remind you that throughout

          9           today's presentation, we will be

         10           making forward-looking statements.

         11           You may remember that the actual

         12           results or events may differ

         13           materially from our expectations or

         14           projections.

         15                Information concerning the

         16           factors and risks that could cause

         17           materially differences IS identified

         18           in the Risk Factors section of our

         19           company's Annual Report and Form 10K

         20           as well as our SEC filings.

         21                We would ask that you hold your

         22           questions today until after the

         23           presentation is complete.  At that

         24           time, we will take your questions.  At

         25           this time, I would like to introduce

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          1

          2           Luke Corbett, Kerr-McGee's chairman

          3           and chief executive officer to discuss

          4           the transaction.

          5                MR. CORBETT:  Thank you, Rick.

          6           Let me add my welcome to you here.  We

          7           appreciate the fact for you to come

          8           out to hear what we believe is a

          9           compelling story on short notice.  And

         10           this is a compelling transaction in

         11           our view, particularly as it creates

         12           value for Kerr-McGee shareholders and

         13           certainly Westport shareholders.

         14                The bottom line from my

         15           perspective is this adds depth,

         16           breadth and balance to Kerr-McGee's

         17           story here, allowing us to put forward

         18           a more predictable performance profile

         19           in the years to come and it is

         20           underpinned by what we believe are

         21           tremendous exploration opportunities

         22           in secured areas here from what we

         23           believe will be core area resources

         24           for our company.

         25                In addition, it does delever the

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          2           company.  You see the financial

          3           benefits of that.  And beyond that,

          4           this lessens the pressure on the drill

          5           bit story from Kerr-McGee's regarding

          6           exploration opportunities.

          7                So we believe at the end of the

          8           day, you are going to see a company

          9           that has tremendous balance and depth,

         10           and the ability to create value as we

         11           go forward.

         12                Now, before we delve into the

         13           presentation, I'd like to ask Don

         14           Wolf, the chairman and CEO of Westport

         15           Resources, to come up and make a few

         16           comments.  Don.

         17                MR. WOLF:  Thank you, Luke.  We

         18           are excited about this transaction

         19           primarily because of the company that

         20           results, the combination of these two

         21           organizations.

         22                One of the pleasures that I've

         23           had over a number of years in this

         24           business and building several

         25           companies is trying to assemble a

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          2           high-quality set of assets while

          3           continuing to position the company for

          4           future growth.

          5                As we think at Westport, we have

          6           been fortunate in doing that over the

          7           last three and a half years since our

          8           IPO.  We went through about 450 BCF

          9           and 1.8 TCF.  In the meantime, several

         10           number of properties, some of which

         11           will be reviewed later on.

         12                But as we think strategically

         13           about our growth, given the size and

         14           scale that we have developed, the

         15           issue really is how do you maintain

         16           that rate of growth going forward.  If

         17           you rely entirely on acquisitions and

         18           exploitations, that's one business

         19           model that works.  But there is always

         20           the issue of maintaining good

         21           discipline and being able to find the

         22           right properties and prevailing in the

         23           market.

         24                So, as we think strategically

         25           about the company two or three years

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          2           out, and we would like to position the

          3           company so it has a dominant position

          4           in some of the high-growth projects

          5           around the world -- and certainly

          6           domestically -- with that in mind, you

          7           can do it organically.  And organic

          8           basis takes time; it takes a lot of

          9           money; it takes steep learning curves;

         10           and in many cases you just can't break

         11           in to a really high-potential project

         12           or area.

         13                So, if you don't do it

         14           organically, you look around to see if

         15           a combination makes sense to better

         16           position your company.  And we have

         17           done that a couple of times with

         18           respect to assets and companies that

         19           we have acquired over the last three

         20           years.

         21                So we're always looking at the

         22           possibility of either acquiring or

         23           being acquired if we can better

         24           position the shares for growth going

         25           forward.

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          2                We consider a lot of acquisitions.

          3           Merger possibilities, in many cases.

          4           You just get big for big sake.  You

          5           basically have a property issue where

          6           you're either diluting your own assets

          7           that you tend to like really well, or

          8           you just simply get sized.  And that's

          9           really not what we're all about.  We

         10           really want to try to position this

         11           thing clearly for long term.

         12                We began to look at the

         13           Kerr-McGee assets and looked at it in

         14           some depth.  We spent the last month,

         15           I would say in detailed meetings with

         16           outside advisors, with our senior

         17           management, with several of our Board

         18           members, really trying to get a good

         19           look at the prospect, quality, at the

         20           reserves, at the position of the

         21           company.

         22                We became really excited about

         23           how this company looks together.  Not

         24           very often can you find a deal where

         25           you really believe that the company is

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          2           better together than it is stand

          3           alone, and I would say that's true in

          4           both sides of this equation.

          5                So, we think that Kerr-McGee has

          6           a reputable positioning in the deep

          7           waters of the Gulf of Mexico.  We

          8           think the combination -- we have 66

          9           percent of our reserves in the Rockies

         10           in some very nice projects.

         11           Kerr-McGee had a premiere Rocky

         12           Mountains asset.

         13                The combined companies have a

         14           dominant position in the Rocky

         15           Mountains with 30 percent of assets.


         16           They have another 30 percent of their

         17           assets in the Gulf of Mexico.  They

         18           have a very strong position in several

         19           key core areas.  I can't really

         20           emphasize enough the power of the

         21           dominant position in the core area.

         22                I think that is part of the

         23           Kerr-McGee story with respect to deep

         24           water.  All studies would report or

         25           would conclude that the best growth

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          2           opportunity remaining in North America

          3           would be deep water in the Gulf of

          4           Mexico and Rocky Mountains.

          5                This company is uniquely

          6           positioned in both of those areas with


          7           a very strong set of assets.

          8                So I think that this combination,

          9           with respect to the balance sheet,

         10           with the core positions in some of the

         11           best areas really uniquely positions

         12           the company.

         13                We became very comfortable and

         14           very impressed with the technical work

         15           that Kerr-McGee has done on our

         16           projects and the prospects, the

         17           quality of their management.  And I

         18           would say on behalf of the Board and

         19           some of our significant shareholders,

         20           that we are enthused about this

         21           transaction.  I think on a longer-term

         22           position basis, we really have

         23           positioned this company for good

         24           future growth.

         25                Kerr-McGee is at a point where I

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          2           think they are just going to be able

          3           to reap a lot of their position, which

          4           has been put in place with a lot of

          5           effort and time over the last half a

          6           dozen years.  Thank you.

          7                MR. CORBETT:  Thank you, Don.  I

          8           can emphasize what Don says also.  I

          9           think you can see from his comments

         10           why we believe that we have a

         11           compelling value story as we go

         12           forward collectively in this merger.

         13                What we would like to do now is

         14           take you through the operational

         15           aspects of the transaction to get you

         16           comfortable with the value.

         17                Following that, we will go

         18           through the financial benefits

         19           associated with the transaction.

         20                So first let me introduce Dave

         21           Hager, our senior vice president of

         22           exploration and production to carry

         23           you through the operational aspects of

         24           the transaction.  Dave?

         25                MR. HAGER:  Thank you, Luke.  I

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          1

          2           must tell you, I am very excited about

          3           this transaction.  The benefits of

          4           these combined assets are going to be

          5           truly outstanding.

          6                I would like to start off talking

          7           about some of the strategic asset

          8           rationale for this transaction.

          9                First off, we're going to be

         10           enhancing our core area.  We have a

         11           transaction here that fits extremely

         12           well with our strategy of enhancing

         13           our core areas, just as Don spoke of

         14           previously.  This enhances our core

         15           areas in the Rocky Mountains, the Gulf

         16           Coast, and the Gulf of Mexico.  It

         17           makes us a major player in each of

         18           these areas.

         19                The company will have 47 percent

         20           of its reserves in the U.S. onshore,

         21           76 percent will be U.S. based, and 97

         22           percent either in the U.S. or the U.K.

         23           The two most politically stable areas

         24           in the world for reserves.

         25                This also increases our

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          1

          2           production profile, not only just the

          3           absolute production levels that will

          4           be higher, but our growth profile will

          5           also be enhanced on the order of

          6           between 10 and 12 percent when you

          7           look at the time period from 2003 to

          8           2007.  And in addition, the profile of

          9           our production, the risk profile of

         10           our production will be lower.

         11                And Kerr-McGee has historically

         12           had low cost, high-margin production.

         13           And this transaction not only

         14           maintains that, it also enhances that

         15           position.  Our barrels will be high

         16           cash flow per BOE.  They will be

         17           primarily gas in the U.S. and oil

         18           internationally.  That's exactly what

         19           you want to maximize your cash flow

         20           per BOE.

         21                This will also strengthen our

         22           inventory of the low-risk exploitation

         23           opportunities.  In total, we will have

         24           over 9,000 low-risk exploitation

         25           opportunities.  I will take you

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          2           through that throughout the

          3           presentation.

          4                This will also allow us to

          5           capitalize on our tight-gas and

          6           supply-chain expertise, a new core

          7           area in Uinta Basin, this is a greater

          8           a Natural Buttes field located in the

          9           northeast of the Utah area.

         10                Finally, this all provides a very

         11           strong base to support our

         12           high-potential exploration.

         13                The addition of the Westport

         14           assets build significantly on our U.S.

         15           onshore position.  Kerr-McGee already

         16           has concentrated assets in the DJ

         17           basin at the Wattenberg field, in the

         18           Anadarko basin and along the South

         19           Texas and East Texas Gulf Coast area

         20           as west as the Gulf of Mexico.

         21                Now, what Westport brings is the

         22           Uinta Basin, the Greater Natural

         23           Buttes field, which we feel is very

         24           similar to our Wattenberg field in the

         25           DJ basin just outside Colorado; also

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          2           have quality assets in the Williston,

          3           Powder River and Green River basin in

          4           the Rockies, have very complementary

          5           mid continent, South Texas Gulf Coast


          6           assets, as well as Gulf of Mexico

          7           shelf production and increased

          8           exploration exposure in the deep shelf

          9           exploration points.

         10                We will be a prominent player in

         11           each of these basins, and the strategy

         12           of enhancing our core is going to work

         13           extremely well with this transaction.

         14           It adds primarily very high margin,

         15           U.S. gas, coupled with significant

         16           upside potential.

         17                As a result of the transaction,

         18           Kerr-McGee's proven reserves will

         19           increase by about 29 percent over 1.3

         20           billion barrels of oil equivalent.  It

         21           does complement.  These reserves, are

         22           complementing each of our core areas;

         23           it adds overall balance and stability

         24           to our reserve base; and it also

         25           provides a great deal of outside

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          2           potential from the probable and

          3           possible locations.

          4                We have an additional 1.8 TCF

          5           equivalent, or about 300 million

          6           barrels of oil equivalent of probable

          7           and possible resources that will be

          8           acquired as part of this transaction.

          9           And 2,500 drilling locations have

         10           already been identified to take

         11           advantage of the proven undeveloped

         12           and probable and the possible resource

         13           base.  As a reminder, 87 percent of

         14           Westport reserves have been prepared

         15           by a third-party engineering firm.

         16                Our reserves will become -- will

         17           become slightly more weighted through

         18           very toward the very attractive North

         19           American gas.  By product, it will be

         20           57 percent gas, 43 percent oil.  89

         21           percent of our gas will be in the U.S.

         22           We will have a little over four TCF of

         23           gas reserves after this transaction.

         24           Very high margin reserves.  We will

         25           still have significantly oil exposure,

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          2           about 43 percent of our reserve base

          3           will be oil.

          4                As a reminder, 73 percent of our

          5           international reserves are oil, and

          6           all of the international gas reserves

          7           we have are located in the U.K. North

          8           Sea where there is already established

          9           a very quality gas market.  So we have

         10           reserves where you need to to maximize

         11           margins.

         12                By category, about 54 percent of

         13           our reserves will be proved developed

         14           and about 46 percent are undeveloped.

         15           Kerr-McGee has moved more than 300

         16           million barrels of oil equivalent from

         17           the proven undeveloped category to the

         18           proved developed category over the

         19           past three years.

         20                As a reminder, most of our -- or

         21           all of our proven undeveloped reserves

         22           are either associated with our

         23           existing infrastructure such as

         24           Grhyphon and Hardin field, or are

         25           under development in major projects

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          2           such as Gunnison, Red Hawk, Bohai,

          3           Constitution, or associated with

          4           ongoing exploitation.

          5                The cost to move legacy

          6           Kerr-McGee's proven undeveloped, and

          7           proved developed is just under five

          8           dollars per BOE, and it will be just

          9           about four dollars per BOE to move the

         10           Westport proven undeveloped to the

         11           proved developed producing category.

         12                76 percent -- as Don mentioned,


         13           76 percent of our combined reserves

         14           will be in the U.S.  By region, 29

         15           percent will be in the Gulf of Mexico,

         16           17 percent in the mid-continent Gulf

         17           Coast area, 30 percent in the Rockies.

         18           And in the international side will

         19           have 21 percent located in the U.K.,

         20           the other three percent that's

         21           indicated in the "other international"

         22           is located in the Bohai Bay of China

         23           where our project is going on very

         24           well right now, on time, on budget.

         25                Now, assuming an August 1 closing

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          2           date, our 2004 production volumes will

          3           increase to 300,000 barrels of oil

          4           equivalent per day.  That's a 15

          5           percent increase versus our previous

          6           guidance.

          7                In 2005, we will have a full year

          8           impact of this transaction, as well as

          9           a full year impact from the major

         10           developments we have going on right

         11           now at Gunnison, Red Hawk and Bohai

         12           Bay.  You can see that those volumes

         13           will increase on the order of 18 to 23

         14           percent going from '04 to '05.

         15                Then we have additional upside to

         16           this from exploration success that we

         17           may have in the Gulf of Mexico on the

         18           shelf in the U.K. or onshore where we

         19           have quick-cycle time projects going

         20           on.

         21                In '06, our volumes will likely

         22           be greater, with some exploration

         23           success.  And overall, our compound

         24           average growth rate on this four-year

         25           time frame from 2003 to 2007 is 10 to

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          2           12 percent.  So we're back on the

          3           growth track and we're back on the

          4           growth track in a big way.

          5                Here you can see our projected

          6           oil and gas production split for 2005.

          7           Now, for this case, we have taken for

          8           the 360,000 barrels of oil equivalent

          9           per day, which is on the lower range

         10           of guidance I gave you on the previous

         11           side.

         12                Natural gas will make up about 54

         13           percent of those volumes in 2005.

         14           That's nearly 1.2 BCF per day

         15           worldwide, and 94 percent of those gas

         16           volumes will be located in the U.S.

         17                You will also have in 2005

         18           approximately 165,000 barrels of oil

         19           per day.

         20                70 percent of the total U.S.

         21           volumes will be natural gas.  That

         22           will be about 1.1 BCF a day, and about

         23           80,000 barrels a day strictly in the

         24           U.S.

         25                So again, the products are

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          1

          2           exactly where you want to maximize the

          3           margins.  Natural gas primarily in the

          4           U.S., oil internationally.  As a

          5           reminder, 88 percent of our production

          6           on the international side will be oil.

          7                And in total, 51 percent of our

          8           total volumes are now going to be U.S.

          9           gas volumes.

         10                The Kerr-McGee has historically

         11           has been a low-cost producer, and this

         12           transaction is going to further

         13           improve our unit costs.  It's going to

         14           reduce our cost by about four percent.

         15                This does assume the full benefit

         16           of $40 million and pre-tax synergies

         17           that will be realized in 2005.  We're

         18           projecting that our lease operating

         19           expense will decline by about 20 cent

         20           per BOE.  That will be for the benefit

         21           of gas properties, which typically

         22           tend to be lower LOE as well as

         23           $15 million in synergy savings.

         24                Our unit production taxes will

         25           increase by about 30 cents per BOE due

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          1

          2           to the onshore nature of the

          3           properties.  Partially offsetting

          4           that, will have the transportation

          5           cost decreasing about ten cents per

          6           BOE, again, due to the onshore nature

          7           of the property, which tend to have

          8           lower transportation costs.  Our G&A

          9           will decrease about 25 cents per BOE,

         10           assuming about $25 million in

         11           synergies.

         12                Now, the results from all these

         13           four categories, lease operating

         14           expenses, production tax,

         15           transportation and G&A will result in

         16           a cash cost from these categories

         17           which will be approximately $6.50 in

         18           2005.

         19                So, to summarize all this, we

         20           already had very high-margin

         21           productions, and this transaction will

         22           maintain or enhance a high-margin

         23           production.

         24                There are also some other very

         25           real synergies that we will be

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          1

          2           realizing.

          3                This is an excellent strategic

          4           fit with Kerr-McGee core areas: G&G

          5           knowledge, drilling experience,

          6           completions technology, operational

          7           expertise, all will be complemented as

          8           a part of this transaction.

          9                This really goes both ways.  We

         10           will be taking the Kerr-McGee

         11           knowledge, and we will be taking the

         12           Westport knowledge, technology and


         13           expertise, and taking the best of the

         14           best -- both in terms of people,

         15           technology and expertise.

         16                Our added strengths in our core

         17           areas will also allow us to leverage

         18           our supply chain efficiencies and

         19           increase greater capital efficiencies.

         20                I'd like to give you just one

         21           simple example of how that might be

         22           accomplished.  I'm going to talk a

         23           little later about the Greater Natural

         24           Buttes field and we will be adding in

         25           the Uinta basin of Utah.

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          1

          2                The typical cost out there,

          3           depending on where you're drilling the

          4           well, to walk formation you drill a

          5           well out there, whether the Wasatch or

          6           Mesa Verde, is on the order currently

          7           of about 640- to $850,000 per well.

          8                We're currently drilling wells to

          9           equivalent depth in the Wattenberg

         10           field, about 8,000 feet, for $330,000

         11           per well.  Now, I don't know if we're

         12           going to be able to realize all that

         13           difference, but I think there is

         14           obviously some potential for some

         15           additional capital efficiencies as we

         16           move forward with this transaction.

         17           And we have a large number of

         18           locations to drill in this Greater

         19           Natural Buttes field, and which we

         20           will review those in detail with you.

         21                These are also areas where we

         22           demonstrated the ability to add

         23           reserve and add value, the Rockies and

         24           the South Texas, Gulf Coast, and the

         25           Gulf of Mexico area.   We've added

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          1

          2           value consistently at Kerr-McGee in

          3           each of these areas, and we think we

          4           will be able to add value from these

          5           transactions.

          6                It will also allow us the

          7           opportunity to high-grade the

          8           exploration program, and really to

          9           drill the best of the best of the

         10           combined prospects.  These are all

         11           very real synergies, however, none of

         12           these have been included in the

         13           $40 million synergies that I included

         14           on the previous slide.

         15                We believe we paid a very fair

         16           value for the Westport assets, and

         17           when combined with the future

         18           development costs, they are very

         19           attractive.  I would like to go

         20           through this slide very thoroughly

         21           through, to make sure I communicate

         22           the message on this well.

         23                I recognize it is very tempting

         24           to say, to take the total purchase


         25           price of $3,427,000, divide it by the

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          2           $297 million barrels of BOE and say,

          3           on a proved basis, we paid about

          4           $11.54 for this transaction.  But that

          5           really misses the heart of the

          6           transaction, which is the low risk,

          7           probable, possible and exploitation

          8           upside associated with the transaction.

          9                We have allocated about

         10           $2.15 billion to the proven reserves,

         11           which gives us a purchase price of

         12           $7.23 per BOE on a proven reserve.

         13                We went through a very thorough

         14           analysis of the probable, possible and

         15           exploitation, exploration upside by

         16           our technical teams.

         17                Based on that very thorough

         18           analysis that we did in each area on

         19           each field, we have assigned a

         20           probable and possible purchase price

         21           of $930 million for 300 million

         22           barrels, or the 1.8 TCF, I mentioned

         23           earlier of possible and probable

         24           resources, which gives an acquisition

         25           cost on the possible and probable for

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          1

          2           $3.10.

          3                We estimate that the cost to

          4           develop these probable and possibles

          5           to the proved developed producing

          6           category will be about $3.75.  You get

          7           the 3.75 plus the purchase price, you

          8           can see an all-end cost of about $7

          9           per BOE for probable and possible

         10           resources.

         11                Now, we went through a very

         12           similar exercise on the exploitation

         13           and exploration opportunities where we

         14           see a potential of 500 million barrels

         15           of reserves.  This is primarily low

         16           risk exploitation in and around the

         17           existing fields that Westport has.

         18                We have 1.6 million gross

         19           undeveloped acres, about 770,000 net

         20           undeveloped acreage.  And based on

         21           that, you see a purchase price of

         22           about 60 percent per BOE for the

         23           exploitation and exploration upside.

         24                We also saw about $50 million to

         25           the gathering assets that exist in the

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          1

          2           Greater Natural Buttes field in the

          3           Uinta basin.  That business cash flow

          4           is about $8 million per year based on

          5           the equity and third-party gas that

          6           goes through the gathering system.

          7                And so in total, and the point I

          8           want to make here very clearly, we

          9           studied in great detail these assets.

         10           We feel very comfortable with the

         11           value allocation.

         12                As I mentioned, we have

         13           identified probable and possible

         14           resources, about 1.8 TCF equivalent,

         15           or about 300 million barrel of oil

         16           equivalent.  This is primarily in the

         17           Rockies.  About 63 percent of that is

         18           in the Rockies, and the Greater

         19           Natural Buttes field represents about

         20           50 of the total.  We feel we can apply

         21           key technologies and reserve

         22           development expertise from our

         23           Wattenberg field.

         24                The Gulf Coast is driven by the

         25           high value South Texas assets which

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          1

          2           are complementary to our current

          3           Kerr-McGee assets, where we have

          4           considerable G&G experience and have

          5           achieved very solid returns on those

          6           areas in recent years.

          7                The Gulf of Mexico is driven

          8           primarily by the 3.7 percent override

          9           in Green Canyon 640, that is the

         10           Tahiti project.

         11                Now, within the proved reserves,

         12           the Greater Natural Buttes fields

         13           makes up the largest value component,

         14           and we will become Kerr-McGee's third-

         15           largest field.

         16                This is a listing that shows the

         17           fields; the top 30 fields ranked on an

         18           SEC PV10 value as of December 31,

         19           2003.  You can see the seven fields

         20           from the Westport side will be in our

         21           combined top 30 fields.  And all of

         22           these fields have a great deal of

         23           value associated with them.

         24                Even excluding the Greater

         25           Natural Buttes field, which transfers

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          1

          2           to number three, if you just take the

          3           other six fields that listed over

          4           there in 21 through 30, each of those

          5           have a value individually between $100

          6           and $200 million in MPV value

          7           associated with them.

          8                These 30 fields I'm showing you

          9           here make about 73 percent of the

         10           total present value of the company.

         11                So what I would like to do now is

         12           take you through a little more detail

         13           on some of the key assets that will be

         14           part of this transaction.  I would

         15           like to start off with the Greater

         16           Natural Buttes field in the Uinta

         17           basin in Northeast Utah.

         18                As we come, as I said, Kerr-McGee

         19           third highest field based on SEC PV10

         20           value at the end of 2003.

         21                In summary, this is a very

         22           immature field at this point, with

         23           tremendous upside opportunity.  And

         24           it's an asset where we can apply the

         25           expertise in tight-gas sand

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          1

          2           development and supply-chain

          3           management.

          4                In short it's very similar to the

          5           Wattenberg field where development has

          6           been extremely successful, and has


          7           reserves and production ratios of

          8           approximately 20 years. And  we see

          9           growth, the scope for continued growth

         10           of this asset both in terms of

         11           production and reserves.

         12                Production is from the Wasatch

         13           and the deeper Mesa Verde formations,

         14           with additional potential for

         15           development in each of these

         16           intervals.  We will also own and

         17           operate a gathering system in the

         18           Greater Natural Buttes field, which

         19           moves up to 180 million cubic feet per

         20           day of third-party gas.  The system is

         21           composed of about 700 miles of

         22           gathering lines and 22,000 horse power

         23           of compression.

         24                Owning this system allow us,

         25           gives us the advantage to assure that

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          1

          2           we can transport our equity gas on a

          3           priority basis, get our wells hooked

          4           up faster, and make improvements and

          5           make modifications in conjunction with

          6           our production growth.


          7                Here you can see the heart of the

          8           Greater Natural Buttes field and the

          9           existing production wells are shown in

         10           here in red.  In total, there are a


         11           little over 1100 wells that will come

         12           with this transaction.

         13                We will have about 271,000 gross

         14           acres, 229,000 net acres, and operate

         15           about 88 percent of the net present

         16           value.  The current production out

         17           here is about 92 million cubic feet

         18           equivalent per day.

         19                Now, there are already more than

         20           600 identified PUD locations that are

         21           shown in green.  These are offsets to

         22           existing producers, either in the

         23           Wasatch, Mesa Verde, or both.

         24                Current production is more

         25           heavily weighted towards the Wasatch.

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          1

          2           Mesa Verde wells will be drilled

          3           primarily in the next two to three

          4           years.

          5                Total reserves, both developed

          6           and undeveloped are 658 BCF equivalent

          7           or about 110 million barrels of oil

          8           equivalent at year end 2003.

          9                What's really impressive is the

         10           amount of low-risk, probable and

         11           possible resources in these areas.

         12           These possible and probable cases are

         13           shown here in blue.

         14                Now, the majority of these

         15           resources are associated with drilling

         16           Wasatch and Mesa Verde wells east and

         17           south of the core Natural Buttes

         18           field.  There have been some wells

         19           drilled in the Bonanza Creek, Archie's

         20           Bench, and East Bench of the field

         21           that show these are very low risk,

         22           probable and possible resources.

         23                In total over 700 possible and

         24           probable locations have been

         25           identified. And the probable and

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          1

          2           possible locations since we fill in

          3           the gaps in each of these areas.

          4                Now, in addition to that, there

          5           are over 900 BCF equivalent of

          6           exploitation potential not captured

          7           anywhere in the three key numbers.  I

          8           would like to detail that 900 BCF

          9           beyond three key potentials a little

         10           later.

         11                About 350 of that 900 BCF

         12           equivalent is associated with drilling

         13           the Wasatch on 28 acres spacing in the

         14           core of the field.  There are not any

         15           regulatory restrictions since the

         16           federal unit is not spaced, so the

         17           only risk really comes from the aerial

         18           extent of the multi-layered Wasatch

         19           sands.

         20                There is about another 300 BCF

         21           equivalent associated with drilling

         22           the majority of the Wasatch PUD

         23           locations to the deeper Mesa Verde

         24           locations.

         25                So far there have been about 75

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          1

          2           Mesa Verde wells drilled to date, and

          3           they have had good success.

          4                But this is the equivalent where

          5           we talk about our same day deepening

          6           from the Codown to the J sands

          7           (phonetics).  This will be doing the

          8           equivalent thing in the Greater

          9           Natural Buttes field.  You have a PUD

         10           location going to the shower of

         11           transformation, you take it deeper to

         12           the Mesa Verde formation.

         13                Then there is an additional 250

         14           BCF of exploitation potential relating

         15           to field extensions in the Bonanza and

         16           surrounding areas.  And the probable

         17           and possible reserve assumption, this

         18           assumed those will be developed on 80

         19           acre spacings, it is very possible

         20           that eventually these will be drilled

         21           on 40 acres spacing, so that provides

         22           additional exploitation potential.

         23                I would like to summarize all

         24           this detail I've just said with a very

         25           simple statement.  The gas is here.

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          1

          2           It is just exploited in through

          3           technology, just as we have done in

          4           the Wattenberg field.

          5                In total, this represents about

          6           1.8 TCF equivalent of upside potential

          7           from this field alone; 900 BCF from

          8           the probable, possible, and another

          9           900 BCF equivalent from the

         10           exploration and exploitation

         11           potential.  We estimate the cost to

         12           develop the probable, possible as well

         13           as the proven undeveloped locations is

         14           about .85 cents per MCF.

         15                We do feel, as I've mentioned,

         16           the Greater Natural Buttes field area

         17           offers very similar potential to what

         18           we have done to Wattenberg field in

         19           the DJ basin which we acquired about

         20           two years ago, so I would like to

         21           highlight our accomplishment since we

         22           added that field.

         23                We added in the Wattenberg field

         24           over 350 BCF of proven reserves

         25           through our continued development.  We

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          1

          2           successfully executed over 1100

          3           projects while increasing the project

          4           inventory, in the development of

          5           concepts such as "fifth spot"

          6           locations, refrac and trifracs.  You

          7           can see overall we increased the

          8           project inventory by 12 percent.

          9                We've also created incremental

         10           value of nearly a quarter of a million

         11           dollars beyond that made in our

         12           acquisition assumption by adding new

         13           reserves, increase in our capital

         14           efficiencies, as well as operating

         15           expense reductions.

         16                So in summary, this is a play

         17           time we know extremely well.  We are

         18           excited to have this opportunity to

         19           apply these skills to a similar play

         20           concept with a large upside potential.

         21           The current proved reserves in the

         22           Greater Natural Buttes area are about

         23           half of our Wattenberg field, where we

         24           see the potential to grow to a similar

         25           size as Wattenberg.

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          1

          2                I would like to move now to talk

          3           about some of the other areas, move

          4           over and talk about the Moxa Arch area

          5           in the Green River basin of Wyoming, a

          6           sizeable long-life gas field that

          7           offers similar opportunities.

          8                Currently the development

          9           drilling is taking place there on


         10           about 168 acres spacing, primary willy

         11           in the Frontier formation, with a

         12           deeper program targeting the Dakota

         13           formation.

         14                These Moxa Arch wells tend to be

         15           long lives, with the potential really

         16           of 25 years of reserve life, proved

         17           reserves in these area are about 100

         18           BCF equivalent or about 17 million

         19           barrels of oil.  And now Westport, and

         20           now through this combination, we plan

         21           to drill about 35 to 40 wells in these

         22           area in 2004.

         23                Once again, these are stable

         24           long-life, low-risk resource

         25           opportunities.

          2                The Moxa Arch area also offers

          3           upside potential using the "fifth

          4           spot," concept very similar to what we

          5           have been doing at Wattenberg.

          6                There are currently about 60 BCF

          7           equivalents or probable resources

          8           associated with "fifth spot" locations

          9           at the center of a section.  These are

         10           the locations shown here in yellow.

         11                This is essentially down-spacing

         12           the reservoir from 160 acres to 128

         13           acres spacing.

         14                And we see additional potential

         15           for what we call section line "fifth

         16           spots," as they are made available.

         17           These potential well locations are

         18           shown here in blue.

         19                These are opportunities that are

         20           not captured anywhere in the key 3P

         21           resource base.  Currently, we see

         22           potential around 60 BCF, but we think


         23           it can easily double beyond that.

         24                Beyond that, there is potential

         25           for adding resources through improved

          2           stimulation design.

          3                We've see Wattenberg to have

          4           in-house dedicated technical team can

          5           greatly improve the quality of the

          6           design of the stimulation work versus

          7           relying on the contracting community.

          8           In the end, that adds reserves and

          9           that lowers costs.  So we see using

         10           that same type approach for these

         11           assets.

         12                We will also be acquiring coalbed

         13           methane opportunities in the Powder

         14           River basin in Wyoming shown here.

         15           The Wyodak Coal area is currently

         16           producing 15 -- plans for about 15 to

         17           20 additional well plans for 2004 in

         18           this area.


         19                In the Big George area, there is

         20           a pilot program going on right now.

         21           We are going to control about 30,000

         22           gross acres, about 9500 net acres.

         23           This pilot program is going to consist

         24           of 10 to 16 wells.

         25                Big George production has been

          2           established on trend, both north and

          3           south of this acreage.  Actually on

          4           this acreage, they drilled through the

          5           perspective formation going through an

          6           oil field below this.

          7                If you take 80 acreage spacing,

          8           about 1.5 BCF per well, this is on the

          9           order of about 150 BCF resource

         10           potential, and there are no proven

         11           reserves booked in the Big George

         12           area.

         13                In addition to this, we are going

         14           to be acquiring acreage in some other

         15           active unconventional gas plays,

         16           including the Bakken Horizontal Play

         17           in the Williston basin in Eastern

         18           Montana -- where we will have 5,000

         19           acres in the heart of the play -- in

         20           the Barnett Shale play in North Texas

         21           -- where we will have 55,000 gross

         22           acres and about 18,900 net acres.

         23                You can see the interest on this

         24           on the order of about 33 percent.

         25           Some of the leases are a little bit

          2           higher.  But if you assume 150 to 200

          3           acre spacing on this, about 1.5 BCF

          4           average per well, you can easily have

          5           about 100 locations or about 150 BCF

          6           just off that acreage as well.

          7                So once again, we are going to

          8           add low-risk, repeatable play types to

          9           our development inventory.  This just

         10           provides a stable base for our high-

         11           impact exploration program, which are

         12           extremely proud of and will continue

         13           forward with full vigor.

         14                Moving on to the Gulf Coast area.

         15           The Westport south and southeast Texas

         16           properties are really in the heart of

         17           Kerr-McGee's historic operating area,

         18           where we have extensive experience.

         19                Westport currently has four rigs

         20           active on these opportunities.  They

         21           are long trend rigs, synergistic with

         22           out existing production on this side.

         23           On this side, Kerr-McGee's activities

         24           are shown in orange, and additional

         25           opportunities are shown in red.

          2                These will make us some major

          3           players in South Texas and southeast

          4           Texas, adding about 280 BCF equivalent

          5           of proved reserves.

          6                95 percent of these proved

          7           reserves of gas are obviously very

          8           high-margin properties.  Now, in

          9           addition to the proved reserve, there

         10           is substantial upside throughout this

         11           area, including about 160 BCF

         12           equivalent of probable and possible

         13           resources, and an estimated 190 to 340

         14           BCF equivalent of net unrisk

         15           exploration potential.

         16                Our net production in this area

         17           shown on this map will be

         18           approximately 215 million equivalent

         19           per day after close of the transaction,

         20           or about ten percent of the pro forma

         21           production of the company.

         22                Once again, we are acquiring

         23           opportunities in our core producing

         24           area.  This will create additional

         25           scale for cost savings, allow us to

          2           take advantage of our technical

          3           expertise.

          4                Kerr-McGee has been active in

          5           southeast Texas for many, many years.

          6           Kerr-McGee already had a planned

          7           program on the order of 20 to 30 wells

          8           in this area for 2004.  Kerr-McGee has

          9           developed about 30 million barrels of

         10           oil equivalent over the past three

         11           years in this area; a rate of return

         12           of around 30 to 35 percent for the

         13           program in South Texas, 65 to 75

         14           percent along the Gulf Coast.

         15                We have extensive 3D coverage

         16           throughout the area.  As a reminder,

         17           another property we acquired late last

         18           year was the Rincon field in South

         19           Texas, where we have 133 development

         20           locations identified.  So a large

         21           number of development opportunities in

         22           this area.

         23                This details out a little bit

         24           more the upside potential that we have

         25           there.  It will be an active area for

          2           us in 2004 as well as in the

          3           foreseeable future.  We have an

          4           inventory of over 200 identified

          5           exploitation opportunities.  As I

          6           said, Westport is active right now

          7           with four rigs currently drilling on

          8           these opportunities.

          9                We are operating over 85 percent

         10           of the reserves and the production.

         11           That allows us to maintain the timing

         12           over -- the control of the timing, the

         13           management of the project

         14           implementation.

         15                So in summary, these Gulf Coast

         16           opportunities fit our core strategy

         17           very well by adding high-margin

         18           production, strong growth

         19           opportunities in an area that we

         20           consider in our own backyard.

         21                In North Louisiana, production

         22           from the Elm Grove field is continuing

         23           to grow, generates very strong cash

         24           flow, and many additional

         25           opportunities in this area as well.

          2           It continues to be an area of active

          3           drilling, targeting primarily Hosston

          4           and Cotton Valley sands.

          5                There are about 35 wells planned

          6           here for 2004, with an average working

          7           interest of 37 percent.  There is a

          8           good inventory of proven undeveloped

          9           probable locations yet to be drilled

         10           in this field.  And once again, this

         11           provides low risk development

         12           opportunities to supplement our

         13           overall program.

         14                So before I move to offshore, I

         15           really would like to summarize the

         16           U.S. onshore program a little bit.

         17                As I said in the beginning, we

         18           have about 2500 locations associated

         19           with the PUDs, probables and possibles

         20           who will be part of this transaction

         21           with Westport.  You can find now with

         22           about 6500 projects that we have.  In

         23           Wattenberg alone, we have an inventory

         24           right there of about 9,000

         25           opportunity, not counting any of the

          2           other development opportunity we have

          3           onshore.

          4                If we can just modestly expand

          5           this portfolio, we expanded Wattenberg

          6           by about 12 percent in two and a half

          7           years, we can easily have a portfolio

          8           of ten times active projects to

          9           execute in the onshore area.  And all

         10           of this provides stability and

         11           underpinning for our high profile and

         12           high growth exploration program which

         13           is oriented primarily towards the deep

         14           water.

         15                Moving on to the Gulf of Mexico.

         16           Westport has meaningful assets that

         17           complement our existing deep water

         18           opportunities there.  About 20,000

         19           barrels of oil per day production.

         20           About 68 percent of this is gas.

         21           About 80 percent operated.

         22                The Westport assets are going to

         23           be enhanced by our strong operating

         24           presence there.  I will mention a

         25           little bit about the probables and

          2           possibles associated with the Gulf of

          3           Mexico.  They can be characterized

          4           primarily as either awaiting sanction

          5           -- Tahiti will be the example of this

          6           -- or performance related for the

          7           probables and possibles for you to

          8           have resources below the lowest

          9           hydrocarbons that's been penetrated by

         10           a well, but within the amplitude and

         11           extent indicated by science.

         12                In summary, there is very minimal

         13           capital requirement to move these

         14           possible and probable resources to the

         15           proven category.  As the size of

         16           Kerr-McGee will increase by

         17           approximately 20 percent onshore, it

         18           allow us to improve our combined cost

         19           structure through synergies.

         20                We have the potential to combine

         21           shore basis, to increase our leverage,

         22           to supply chain activities, greater

         23           efficiencies, the field personnel,

         24           leverage our operation experience, our

         25           drilling experience, and it also

          2           allows us the opportunity for

          3           high-grade property mix.

          4                Westport retained a 3.7 percent

          5           overriding interest in Tahiti, that

          6           Green Canyon 640.  This is a little

          7           bit northeast of our institution field

          8           that we're currently developing with

          9           our Six Spar project.

         10                There are about 14 million

         11           barrels of oil equivalent of unbooked,

         12           probable and possible resources

         13           associated with this override.  We

         14           anticipate it will sanction next year.

         15           First production is anticipated to be

         16           in 2008.

         17                Obviously no capital requirement

         18           and no operating expense are

         19           associated with these rolling volumes,

         20           so there will be very high margin

         21           barrels.

         22                You can see here how the Westport

         23           acreage expands our shelf presence.

         24           It adds about 13 percent, or a total

         25           gross acreage position of a little

          2           over 100 blocks.  Existing Westport

          3           shelf properties are less mature.

          4           They are going to provide additional

          5           exploitation opportunities, and there

          6           are also about 12 deep water blocks,

          7           some of which are near our existing


          8           Kerr-McGee prospects.

          9                Westport has already identified a

         10           number of exploratory opportunities in

         11           the Gulf of Mexico.  There is an

         12           existing joint venture with Chevron

         13           which will expose Kerr-McGee to an

         14           additional deep shelf opportunities.

         15           There are four wells currently

         16           drilling on the shelf.  Three of those

         17           are Westport operated.  That will be

         18           the high island of 119, the

         19           Mississippi Canyon 707, as well as the

         20           Eugene Island 29 prospect that's part

         21           of the Chevron joint venture.  And

         22           there is one outside operated well

         23           drilling at West Hammer in 295.

         24                I think the most important thing,

         25           though, is that the addition that the

          2           Westport properties will provide

          3           additional opportunities for us to,

          4           for -- really and for our combined

          5           existing exploratory program.  We will

          6           be able to combine both of these

          7           programs, high-grade the programs and

          8           drill the best of the present

          9           prospects.

         10                It is also possible that we can

         11           even accelerate our exploration

         12           program with the additional cash flow

         13           that is generated from this transaction.

         14           Bob Wohleber will tell you a little

         15           bit more about the incremental cash

         16           flow that's generated by this

         17           transaction in a few minutes.

         18                Our exploration program is

         19           working and is working very well.  We

         20           announced the Constitution development

         21           early this year.  We've had success

         22           with the deep water program already at

         23           the Dawson Deep we talked about

         24           previously.

         25                We had success in Alaska, that we

          2           have alluded to in a couple of our

          3           previous conference calls.  And I can

          4           tell you today we've had even another

          5           success.  The Ticon Coyota (phonetic)

          6           prospect will is a 50 percent property

          7           for Kerr-McGee and we operate -- Noble

          8           is our partner in that property -- has

          9           had very encouraging results.  This is

         10           a satellite opportunity to our

         11           Constitution field and will greatly

         12           enhance the overall Constitution

         13           economics.

         14                So we're having great success

         15           with our exploration program.  We know

         16           how to execute a deep-water

         17           exploration program and a large

         18           exploration program in total.

         19                We see this transaction as

         20           providing additional stability to

         21           underpin that exploration program and

         22           is very consistent with our core area

         23           strategy, which is working very well.

         24                So, in summary, the benefits of

         25           this transaction are just outstanding.

          2           This is going to enhance our core

          3           areas, it's going to shift our reserve

          4           risk, it's going to increase our

          5           production profile.  It will also

          6           enhance our low cost, high margin

          7           production base.  It strenghtens our

          8           inventory of low risk exploitation

          9           projects, brings us into a new core

         10           area that will allow us to take

         11           advantage of our tight gas, supply-

         12           chain expertise in the Uinta basin,

         13           and provides a very strong base to

         14           support high-potential exploration.

         15                I would like to say in summary of

         16           all this, we are extremely excited

         17           about the benefits of this transaction,

         18           and very confident that we will

         19           deliver on the value associated with

         20           this transaction.

         21                With that, I will like to turn

         22           the podium to Bob Wohleber to review

         23           the financial impact and benefits of

         24           this transaction.

         25                MR. WOHLEBER:  Thank you, Dave.

          2           And good afternoon ladies and

          3           gentlemen, it is my pleasure to be

          4           here to talk about this transaction.

          5                As excited as Dave is about the

          6           operational benefits of this

          7           transaction, I am equally exited about

          8           the financial benefits of what this is

          9           going to do for Kerr-McGee going

         10           forward.

         11                Let me get into the financial

         12           benefits here.  Let me summarize

         13           number one: This transaction is

         14           accretive both on a cash and earnings

         15           per share basis in 2005 and 2006.  It

         16           is going to generate free cash flow

         17           from the incremental assets coming in

         18           from Westport, 150 to $250 million of

         19           incremental cash flow available to

         20           Kerr-McGee.

         21                It also will prove our balance

         22           sheet, taking us from a net debt

         23           capital number of 54 percent number at

         24           the end of '03, to approximately 42

         25           percent pro forma at the end of 2004.


                                                                              54

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          2                The synergy cost savings that

          3           Dave has talked about will generate

          4           $40 million of pre-tax annual cash

          5           flow benefits.  As I said, the

          6           increase and financial flexibility of

          7           this transaction is very substantial.

          8           Let's go through those benefits

          9           one-by-one.

         10                The first part of the

         11           transaction, I think you need to

         12           understand that we have underpinned

         13           the financials with hedging program.

         14                We have hedged up to 90 percent

         15           of the Westport production, oil and

         16           gas volumes, for the latter half of

         17           2004  -- actually starting August 1st

         18           of 2004 through 2006.  These hedges

         19           are in place, locked in, we completed

         20           the last ones yesterday, and they are

         21           very attractive as you can see on the

         22           slide.

         23                The gas hedges we put in place,

         24           we put a fixed price hedge for the

         25           second half of 2004 at $5.96 on gas,


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          2           and $32.60 on oil.  For gas in 2005,

          3           Westport has about 25 percent of their

          4           production currently hedged.  We moved

          5           that, again, hedged position up to a

          6           90 percent level with these collars.

          7           A $5.00 floor price with a $6.25

          8           ceiling price in '05, and a $4.75

          9           floor price in 06, with $5.51 ceiling

         10           price in 2006.

         11                This gives us a lot of

         12           flexibility and adds additional

         13           volume.  So the ranges that I

         14           mentioned relative to the cash flow

         15           and earnings accretion and cash flow

         16           accretion are based upon the ranges of

         17           what we will generate from the

         18           earnings and cash flow standpoint

         19           within these collars.

         20                The bottom part of this slide is

         21           also important.  Obviously Kerr-McGee

         22           has been a company that has hedged.

         23           We have hedged approximately 80 to 85


         24           percent of our oil production in '04

         25           and 75 percent of our gas production.


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          2           You can see what this does again for

          3           the second half of '04 for gas and

          4           oil.

          5                For 2005 and '06, Kerr-McGee has

          6           not done any hedging, so we have


          7           simply overlaid the hedges from this

          8           Westport transaction to the total

          9           volumes that we have.  So we have

         10           approximately 32 percent of our gas

         11           hedge for '05 and '06, and 12 percent

         12           of our oil production hedged in '05

         13           and '06.  Obviously this leaves plenty

         14           of opportunity for upside potential.

         15                Let's go into the accretion

         16           analysis here for 2005 and 2006.

         17           Again, the accretion analysis is based

         18           upon First Call estimates.

         19                In 2005, First Call is using a

         20           $4.75 gas price and $27 oil price.  So

         21           you can see the floor price of our

         22           hedges -- again, primarily gas is the

         23           main driver here --  at the $5 floor

         24           price, it is three percent accretive

         25           to earnings, and positively accretive


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          1

          2           on a cash flow basis.

          3                But if prices move up to the

          4           high-end of the range within the

          5           collar up to the ceiling, we will get

          6           the full benefit of that taking us

          7           close to a 19 percent accretion number

          8           of our earnings per share.  It is

          9           about 70 cents per share accretive in

         10           2005.  Almost five percent accretive

         11           on a cash flow basis.

         12                In 2006, First Call numbers are

         13           $3.75 per gas and $23 for oil, so the

         14           magnitude again of what these hedges

         15           do is rather significant.

         16                There is only about three data

         17           points relative to the earnings

         18           number.  But, again, based upon those

         19           numbers that are out there, we are

         20           looking at earnings per share having

         21           accretive effect of 25 to 51 percent

         22           in 2006, and cash flow from three

         23           percent to eight percent.

         24                Very significant, very important

         25           benefits that this transaction has.


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          2           We locked in the economics associated

          3           with this transaction based upon the

          4           floor price.  So the evaluation that

          5           we have used for this acquisition is

          6           tied to the floor price.

          7                We had the opportunity with the

          8           strong gas and oil market to basically

          9           use the collars to not only have the

         10           floor prices locked in, and our base

         11           level of economics locked in, but then

         12           again have the upside potential if the

         13           prices should be realized within these

         14           collars.

         15                The cash flow contribution that I

         16           mentioned of 150 to 250 million is

         17           shown here.  Westport is, again, from

         18           the Westport assets only, we are

         19           projecting $600 to $700 million of

         20           operating cash flow.  Again, depending

         21           upon the floor-to-ceiling on the hedge

         22           prices.

         23                The capital allocation to the

         24           Westport asset is $387 million.  This

         25           is really Westport's existing


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          2           management plan.

          3                After-tax synergy savings of

          4           $26 million give us 239 to

          5           $339 million of cash flow.  Prior to

          6           the dividend payout -- we are issuing

          7           approximately 49 million additional

          8           Kerr-McGee shares associated with this

          9           at $1.80 per share, that will result

         10           in an $89 million additional payout in

         11           our dividend.

         12                So after accounting for all those

         13           factors in the incremental free cash

         14           flow, 150 to $250 million for

         15           Kerr-McGee exploration, exploitation

         16           and other purposes.

         17                Let me spend a moment just on

         18           price sensitivity, showing '05.  The

         19           price sensitivities that are shown

         20           here for oil and gas.  Really, the

         21           sensitivities assume that the prices

         22           move within the collars.

         23                So in effect, we get the full

         24           benefit and the full sensitivity of

         25           price ranges within $5 to 6.25 on the


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          2           gas side, and on oil from 28.50 to

          3           29.81.  It is based upon the total

          4           production of Kerr-McGee/Westport

          5           combined.

          6                So you can see that a dollar

          7           change in oil will generate

          8           $37 million in earnings in cash flow,

          9           23 cents per share; a ten-cent change

         10           in gas price will result in

         11           $26 million impact on earnings in cash

         12           flow, approximately 16 cents per share.

         13                The credit improvements for this

         14           transaction we think are very

         15           significant as well.  We think this

         16           transaction does a lot of things for

         17           us from the financial flexibility

         18           standpoint.  Let me go through each of

         19           these one-by-one.  We have already

         20           talked about the net debt to cap from

         21           54 percent to 42 percent on a pro

         22           forma basis.  That's a 22 percent

         23           improvement in our debt to cap number.

         24                It also basically recognizes the

         25           promise that we made that we were


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          2           going to bring our debt below 50

          3           percent following the HS Resources

          4           acquisition.  The same promise we made

          5           in 1999 when we made the Orich (phonetic)

          6           transaction.

          7                Kerr-McGee manages within its

          8           budget, within its cash flow, within

          9           its plan, and we deliver on our

         10           promises.

         11                Interest coverage is also

         12           significant.  We are going from seven

         13           and a half times interest coverage to

         14           11 times interest coverage on an

         15           EBITDA basis.  47 percent improvement

         16           on the amount of cash flow that we

         17           have to cover our interest cost.

         18                Operating cash flow:  Kerr-McGee

         19           in 2003 generate approximately

         20           $1.6 billion.  Again, Westport will

         21           add about $600 million on an operating

         22           cash flow number.  Again, at the

         23           low-end of the floor prices.  So about

         24           38 percent improvement in our

         25           operating cash flow.


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          2                Cash margin per BOE is a very, I

          3           think important number.  We talked

          4           about this number a number of times at

          5           our conferences, but the reason it's

          6           important, it takes into account all

          7           of the metrics of our production, our

          8           costs and realized prices.  So this is

          9           looking at our cash flow per BOE


         10           equivalent.

         11                The realized prices we receive on

         12           oil and gas, including the impact of

         13           hedges that we had in 2003, less our

         14           cash production cost.

         15                $21.67 was one of the highest

         16           numbers within our peer group.  Number

         17           three within our peer group in 2003.

         18           We further improved upon that measure

         19           in 2004 during the $23.14 as a result

         20           of this transaction on a pro forma

         21           basis.  That's a seven percent

         22           improvement in their cash margin

         23           number.

         24                The production Dave talked about,

         25           going from 271,000 barrels of oil


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          2           equivalent per day to 300,000 barrels

          3           of oil equivalent per day.  This is

          4           bringing in the Westport production

          5           only from the assumed closing date of

          6           August 1 through the end of the year.

          7                So it's not an annualized number.

          8           We are just taking Kerr-McGee's

          9           production of 260,000 barrels of oil

         10           equivalent adding in the Westport

         11           contribution for the last five months

         12           of the years -- 11 percent change in

         13           that production number.

         14                Proven reserves are up 29 percent.

         15           Reserve life are very strong.  Ten

         16           years of reserve life.  That gives us

         17           good stability to run our program.

         18                Total debt to proved reserve.  We

         19           are going from $3.08 total debt to our

         20           reserves to $2.63, an 18 percent

         21           reduction in the amount of debt we

         22           have behind every barrel of oil.

         23                The final number is a number that

         24           the rating agencies focused on;

         25           adjusted debt which takes into account


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          2           some of our operational leases and

          3           other factors, into our total debt,

          4           against proved development reserves.

          5           You can see that metric is also

          6           improving from $6.62 to $5.13; 23

          7           percent improvement on a pro forma

          8           basis at the end of 2004.

          9                So good improvement across all

         10           the metrics, very strong financial

         11           transaction.

         12                Let me go through some of the

         13           capital structure numbers, so you

         14           understand where the debt is now and

         15           where the debt is going to be on a pro

         16           forma basis.  At the end of 2003,

         17           Kerr-McGee had $3.6 billion of debt,

         18           $2.6 billion of equity, for a debt to

         19           cap number of 54 percent, as I

         20           mentioned.

         21                On a stand-alone basis, we've

         22           announced that we plan to pay down

         23           approximately $550 million of debt.

         24           That will take us to 3.1 billion, and

         25           earnings will increase based upon our


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          2           earnings projection for this year.

          3           Again, resulting in about 51 percent

          4           debt to cap number.  So we were

          5           already in the process of improving on

          6           our capital structure.

          7                But then on a pro forma basis,

          8           adding in the U factor of the Westport

          9           transaction, we'll be adding

         10           approximately $880 million of debt of

         11           Westport.  Now, Westport's debt at the

         12           end of 2003 was $980 million.  What we

         13           are assuming is $180 million paydown

         14           of that debt throughout this year.

         15           Conservative number, given again that

         16           we are expecting 150 to 250 million of

         17           cash flow generation from this entity.

         18                But also look at the equity.  We

         19           are increasing our equity by three-

         20           fold to 5.3 billion, giving us book

         21           capitalization of 9.3 billion or 42

         22           percent, again, debt to cap number.

         23                We also thought it would be

         24           helpful for you for us to walk through

         25           the purchase price allocation.


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          2                This is a preliminary number.

          3           Obviously the number will get

          4           finalized as we close the transaction.

          5           The equity price of Kerr-McGee at that

          6           time will be the equity purchase price

          7           that will be utilized, and there will

          8           be some reallocation of the asset

          9           values.

         10                But this is a close approximation

         11           to what we see as the purchase price

         12           allocation for this transaction.


         13                Based upon last night's close of

         14           $51.51, 49.4 million shares that we

         15           expect to issue in this transaction

         16           will result in a $2.5 billion increase

         17           or equity purchase price number.

         18                The $882 million of debt is

         19           assumed to come in from the Westport

         20           assets giving an enterprise value of

         21           $3.4 billion, which is the total value

         22           we have assumed for this transaction.

         23                Westport has other liabilities.

         24           Primarily in this number is accounts

         25           payable, abandonment, some of the


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          2           existing hedge contracts basically are

          3           out of the money, and we factored in

          4           the liability associated with those

          5           hedges.

          6                And then we added deferred income

          7           taxes of $664 million.  This is a

          8           calculated number based upon the tax

          9           cost basis of the Westport assets,

         10           which is $1.5 billion.

         11                We are paying $3.4 billion

         12           approximately of enterprise value.

         13           That leaves $2 billion of differential.

         14           The tax effect on that differential,

         15           on a 35 percent tax rate, grosses up

         16           at $664 million for deferred tax.

         17                So the total transaction value

         18           about 4.5 billion.  The allocation of

         19           that purchase price will go to the

         20           following areas.  These again match

         21           the numbers that Dave has mentioned

         22           earlier.

         23                Proved properties will be

         24           allocated a value of approximately 2.1

         25           billion; 1.2 billion for the unproved,


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          2           50 million for gathering assets, 120

          3           million for others.

          4                Goodwill basically is

          5           representing the deferred income tax

          6           component of that.  That is, again,

          7           consistent with the accounting

          8           methodology that has been used over

          9           the last ten MP transactions.  So we

         10           feel very comfortable with the

         11           goodwill and the numbers that are

         12           shown here.

         13                You should also recognize that as

         14           a result of this transaction, the DD&A

         15           rate for Kerr-McGee, which is

         16           approximately $6.75 will be going to a


         17           number of around $8.00 of BOE.  We

         18           recognize with our cash cost, which

         19           David mentioned earlier around $6.50,

         20           this still puts us as full-up cost of

         21           less than $15 of BOE, which is very

         22           competitive within the industry.

         23                Also remember the cash flow per

         24           BOE, which is one of the highest in

         25           the industry averaging the $21.63.


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          2                Let me spend a moment on the

          3           transaction terms.  I think again

          4           David well recognized and outlined in

          5           the term sheet -- or, excuse me, in

          6           the press release.

          7                This transaction does represent

          8           .71 shares of Kerr-McGee for each

          9           outstanding share of Westport share.

         10           That's a fixed exchange ratio.  It

         11           will be tax free, Section 368

         12           reorganization.

         13                There will be customary

         14           nonsolicitation provisions subject to

         15           the fiduciary outs.  There is a

         16           $90 million plus expense and

         17           termination fee.  Westport's major

         18           shareholders, representing 42 percent

         19           of the outstanding shares, agreed to

         20           vote in favor of the merger.

         21                The conditions to closing,

         22           Kerr-McGee and Westport shareholder

         23           approvals will be required and there

         24           is Hardscott-Rodino filing approval

         25           that will be necessary as well.


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          2                We expect to close this

          3           transaction some time during the third

          4           quarter of 2004.

          5                Let me just recap again the

          6           rationale for the merger again.  We

          7           think the operational and the

          8           financial benefits to this transaction

          9           are very compelling.

         10                As Dave mentioned, this enhances

         11           our U.S. core areas with quality and

         12           natural gas assets.  We expand our

         13           base of lows risk exploitation

         14           projects.  We accelerate our

         15           production growth profile 10 to 12

         16           percent over the next three years.  We

         17           are looking to generate additional

         18           free cash flow of $150 to

         19           $250 million.  Accretive to earnings

         20           in cash flow 2005 and 2006, which have

         21           been underpinned by very attractive

         22           hedges.

         23                As you can see, we're very

         24           excited about the operational and

         25           financial benefits of this


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          2           transaction.  We feel it is going to

          3           provide significant long-term value to

          4           our shareholders.

          5                I would like to turn the program

          6           back now to our chairman and CEO, Luke

          7           Corbett.

          8                MR. CORBETT:  Thank you, Bob, I

          9           think you can see from this presentation

         10           that is a valued transaction.  We are

         11           creating value today, value in the

         12           future; breadth, depth, balance to the

         13           Kerr-McGee program, but the upside

         14           potential still remains.

         15                This follows totally what we set

         16           out as our strategic plan beginning in

         17           1998: Organic growth, supplemented

         18           with strategic and tactical

         19           transactions to create value.

         20                Again, we are doing that today.

         21           We are excited about this transaction.

         22           We hope you are, too.  We are now

         23           prepared to take your questions.

         24                We are going to use microphones

         25           here so those on the Webcast can hear.


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          2                AUDIENCE MEMBER:  On the probable

          3           and possible reserves 1.8 tcn you

          4           mentioned, over what time period do

          5           you expect to be able to realize,

          6           assuming you realize on that

          7           potential?

          8                MR. HAGER:  The bulk of those

          9           will be realized over the next five

         10           years.

         11                AUDIENCE MEMBER:  Are you

         12           accelerating spending the Westport

         13           plan to do stand-alone?

         14                MR. HAGER:  I think we have to

         15           take a little closer look before I can

         16           commit to that for sure.  Certainly we

         17           see the opportunities are there, but I

         18           would like to get in and study it in a

         19           little more detail before I can

         20           commit.

         21                AUDIENCE MEMBER:  Do you have an

         22           estimate for the combined company's

         23           budget for '05 and '06?

         24                MR. HAGER:  No further guidance

         25           other than what's already out there.


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          2           On the Kerr-McGee side, we are going

          3           to spend about $900 million on the

          4           capital side, about $300 million on

          5           the exploration side; and on the

          6           Westport side is about $370 million

          7           including core capital and

          8           exploration.

          9                MR. CORBETT:  That's for 2004.

         10           We have not put forward a budget for

         11           2005 as yet.

         12                AUDIENCE MEMBER:  Thank you.

         13                AUDIENCE MEMBER:  Luther, are

         14           there potential areas of the Westport

         15           portfolio that you might deem to be

         16           non-core going forward and, therefore,

         17           candidates of monetization?

         18                MR. CORBETT:  Mark, not at this

         19           time.  I think what we want to do is

         20           the gist of the transaction, certainly

         21           look at those areas where we can

         22           appreciate we can create value.

         23                And as we do with all

         24           transactions of this type, we want to

         25           flesh out the maturity level of those


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          2           transactions before we make any

          3           tactical decision like that.

          4                Dave, do you want to add anything

          5           like that?

          6                MR. HAGER:  I think that

          7           summarizes it well.  These are all

          8           very high margin properties,

          9           considering excellent cash flow.  You

         10           can see the average lease operating

         11           expense on these are very compelling,

         12           very competitive, and so just like the

         13           Kerr-McGee assets for a longer time

         14           period, we will look at.  But there is

         15           no need.  There is some good set of

         16           assets.

         17                AUDIENCE MEMBER:  Hi, a question

         18           for Bob.  On the 90 percent hedge,

         19           what sort of a basis differential are

         20           we speaking historically for these

         21           synergies on oil and gas?

         22                MR. WOHLEBER:  Overall on the

         23           Westport, as is 20 to 25 percent now.

         24           Obviously with their Rocky Mountains

         25           and their Western assets, the


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          2           differential there is about 75 to 80

          3           cents.

          4                We have not yet put in basis

          5           differential in hedges, but we will be

          6           looking to do that in the future.

          7           We've done that with the Wattenberg

          8           hedging as you know.  The market has

          9           remained fairly constant really over

         10           the last six months, in the 75 to 80

         11           cents range.  The current record, the

         12           Chyian pipeline is coming in I think

         13           are beginning to moot the effect

         14           there.

         15                But again to get the fully

         16           effective hedge, we will be adding

         17           basis differentials over time.

         18                AUDIENCE MEMBER:  Is it 20, 25

         19           cents for the oil?

         20                MR. WOHLEBER:  Yeah.  Really the

         21           overall basis differential is 20 to 25

         22           cents when you look at the combined

         23           basis of oil and gas.

         24                MR. CORBETT:  Doctor?

         25                AUDIENCE MEMBER:  Hi.  Can you


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          1

          2           guys discuss the background of the

          3           merger, how you guys got together on

          4           the topic?

          5                MR. CORBETT:  I think Don

          6           summarized from their standpoint what

          7           they were searching for.  The

          8           opportunities that they were looking

          9           towards, issues that face them.

         10                Kerr-McGee has always -- as I

         11           mentioned just a few minutes ago, we

         12           have always searched for tactical and

         13           strategic opportunities that add value

         14           to our company.  That's how we grow.

         15                And when you look at these assets

         16           and appreciate what they bring to this

         17           portfolio, it accomplished the very

         18           things we were looking for, breadth,

         19           balance to the portfolio.

         20                I take a great deal of comfort

         21           when I appreciate that 30 percent of

         22           our gas volumes are coming out of the

         23           Rocky Mountain areas, and we got

         24           identified already, without enhancements,

         25           some 9,000 projects.  So there is a


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          2           lot of balance and breadth associated

          3           with that.

          4                So any time you can look towards

          5           a transaction of this magnitude and

          6           create that kind of value and underpin

          7           it with quality assets, you should be

          8           talking.  And we found an opportunity

          9           to have that kind of conversation

         10           simply because of what they were and

         11           part of their progress and where we

         12           were in our progress.

         13                AUDIENCE MEMBER:  S&P put the

         14           Company on watch negative this morning

         15           for its staff rating, and Moody's

         16           placed it negative outlook last week.

         17                Can you comment on where you

         18           would like your debt ratings to be

         19           going forward and what the status of

         20           your discussions with the rating

         21           agencies are?

         22                MR. CORBETT: I'm going to let Bob

         23           answer that.  My answer is probably

         24           higher than his.  Bob, why don't you

         25           take that question?


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          2                MR. WOHLEBER:  I think an answer

          3           to the question of where we would like

          4           to be.  We want to be a strong

          5           investment grade credit.  Kerr-McGee

          6           is committed to its capital structure,

          7           and we think that's important and we

          8           continue to do that.

          9                We, again, manage our affairs

         10           from a financial standpoint using

         11           hedges, making sure we have the

         12           available cash to pay down debt.

         13                So we're looking to be a strong

         14           investment grade credit is where we

         15           want to be.  We think this transaction

         16           moves us closer to that.

         17                S&P basically came out on the

         18           credit watch, but also within their

         19           announcement said they wanted to meet

         20           with the company before they made a

         21           final decision.  They have not made a

         22           final decision.  They need more

         23           information.

         24                We have not met with the S&P on

         25           this transaction other than giving


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          2           them preliminary information.

          3                As to Moody's, we had a meeting

          4           with Moody's on the Kerr-McGee

          5           projections for 2004, 2005 prior to

          6           this transaction and, again, it was

          7           before they were able to take into

          8           account the full benefits of what this

          9           transaction does.

         10                I can tell you that based upon my

         11           recent conversations, they do see it

         12           as a positive transaction, basically

         13           the balance it adds to our program,

         14           adding the U.S. domestic gas position,

         15           again, the hedges underpinning it.

         16                It is positive.  They need to --

         17           again, what they want to look at is

         18           those pro forma numbers that we put up

         19           there, which I think everyone will

         20           agree are very compelling. Obviously,

         21           they need to look at that as of

         22           12/31/2004.

         23                So I think it will come in time.

         24           We intend to go up and talk to them,

         25           both Moody's and S&P -- and Fitch also


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          2           provides a rating service for

          3           Kerr-McGee.    And really give them

          4           the full benefit of hearing this

          5           story.

          6                I think you have to hear the

          7           story; you have to understand what

          8           this does for us.   And we will be

          9           spending our time to make those

         10           efforts to improve the rating to a

         11           stronger investment grade credit.

         12                AUDIENCE MEMBER:  When as you

         13           list today 42 percent shareholders --

         14           14 for the merger, does that mean if

         15           there is a high -- I'm not suggesting

         16           there is a highgrade.  If there is a

         17           highgrade, they cannot opt out and

         18           vote for the new offer if there is one

         19           on the table in?

         20                MR. CORBETT:  No.  You always

         21           have fiduciary outs in any kind of

         22           transaction like this.

         23                AUDIENCE MEMBER:  But I mean, 42

         24           percent shareholders, the Board has

         25           that.  But how about the shareholders?


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          2                MR. CORBETT:  Greg?

          3                MR. PILCHER:  If the transaction

          4           is submitted to the shareholders, and

          5           they are obligated under the Voting

          6           Agreements to vote for the

          7           transaction.

          8                As Luke mentioned, the Company

          9           has the customary fiduciary outs.  If

         10           there was a superior proposal and it

         11           was not submitted to the shareholder,

         12           then of course they would not be

         13           voting for it.

         14                AUDIENCE MEMBER:  The second

         15           question relates, there was a footnote

         16           over there for $500 million debt

         17           allocated to the chemist.

         18                Is that included in the total

         19           debt when you calculate your 42

         20           percent debt to equity ratio?  Or is

         21           that excluded or off balance sheet

         22           type of debt?

         23                MR. WOHLEBER:  The 42 percent

         24           includes the $500 million.  The

         25           purpose of that is really in the last


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          1

          2           component of that slot where we have

          3           adjusted debt to prove developed

          4           reserves.  It is basically a rating

          5           agency calculation.  And when we look

          6           at that, obviously they are looking at

          7           debt to barrels of oil.

          8                We have a chemical business, if

          9           you're familiar with Kerr-McGee

         10           Titanium Dioxide, that generates

         11           strong cash flow on its own.

         12                So really to be fair, relative to

         13           the amount of debt supportive by those

         14           barrels, there is a component of debt

         15           that our chemical business could

         16           support.  So we just allocated $500

         17           million which we feel is reasonable

         18           for the debts that can go to those

         19           chemical assets.

         20                But it is only in that one

         21           calculation of adjusted debt to

         22           approved development reserves if that

         23           is used.

         24                MR. CORBETT:  As a footnote to

         25           that.  There has been a proxy in the


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          1

          2           last few months here for evaluating


          3           chemical companies.  TI-2 assets, if

          4           you look at Millennium, and the range

          5           was about ten times cash flow.

          6                So if you take our chemical

          7           assets and look at $150 to

          8           $200 million cash flow, you are

          9           looking at one and a half to

         10           $2 million in terms of value so we can

         11           handle the debt capacity.

         12                Mark?

         13                AUDIENCE MEMBER:  Luke, I got a

         14           couple of quick things I could.  Can I

         15           assume the Tahiti reserves were not

         16           booked as proven as of year end of

         17           '03?

         18                MR. CORBETT:  That's correct.

         19           Probable, possible.

         20                AUDIENCE MEMBER:  Who is the

         21           consulting engineer they referred to

         22           in terms of the 87 percent?

         23                MR. HAGER:  Westport's historic

         24           engineer has been Rider Scott.

         25           Westport did a transaction where they


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          1

          2           acquired the assets of United

          3           Resources late in 2003.

          4                United Resources had historically

          5           used Netherlands Stool.  So for the

          6           purpose of 2003, United Assets were

          7           still using Netherland Stool, and the

          8           bulk were Rider Scott.

          9                AUDIENCE MEMBER:  Are there any

         10           headcount reduction numbers, Luke,

         11           that you might be able to cite that

         12           underpins the $40 million in

         13           synergies?

         14                MR. CORBETT:  No headcount

         15           reductions, per se.  But, Mark, I

         16           think it is fair for all of us to all

         17           appreciate that there is absolutely no

         18           reason to replicate corporate

         19           functions and staff style functions.

         20                You will also appreciate, we want

         21           to do as we did with HS Resources.  We

         22           want to maintain operating personnel.

         23           This is where we can extract value and

         24           apply synergies to the program.

         25                AUDIENCE MEMBER:  One more if I


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          1

          2           could.  You have a provision, Bob for

          3           calling the converts, I guess, is the

          4           intention.  Is it about 100 million

          5           bucks and is there an opportunity to

          6           call it as opposed to a forced

          7           conversion?

          8                MR. WOHLEBER:  Yes. There is a

          9           $75 million convertible preferred on

         10           Westport's books, six and a half

         11           percent yield.

         12                The provision is that Westport

         13           will redeem that issue between now and

         14           closing, and they have that option to

         15           do that.  There is 2.9 million shares.

         16           The call price is $25.65 resulting in

         17           that $75 million figure that I quoted.

         18                AUDIENCE MEMBER:  Are you

         19           planning on leaving Westport's bonds

         20           outstanding?

         21                MR. CORBETT:  Bob?

         22                MR. WOHLEBER:  At the present

         23           time, we will be assuming Westport's

         24           bonds, yes.

         25                MR. CORBETT:  Another question in


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          1

          2           the back.

          3                AUDIENCE MEMBER:  Given the

          4           opportunity that you realized in

          5           Westport portfolio and the fact you

          6           are issuing 50 million shares, has

          7           Kerr-McGee's Board given any

          8           consideration to changing the

          9           dividend?

         10                MR. CORBETT:  The Board is

         11           comfortable with where the dividend

         12           is.  We have looked at this

         13           opportunity several times with the

         14           Board, and they have chosen to

         15           continue with the dividends.  That's

         16           why you saw the pro forma number of

         17           $89 million.

         18                AUDIENCE MEMBER:  Are any of the

         19           Westport major shareholders locked up

         20           in this transaction so that we

         21           don't -- are any of the major

         22           shareholders from Westport locked up?

         23                MR. CORBETT:  Greg, do you want

         24           to answer that?

         25                MR. PILCHER:  The three major


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          1

          2           Westport shareholders have existing

          3           Registration Rights Agreements with

          4           Westport now.  We are not assuming the

          5           Registration Rights Agreement, but we

          6           are putting a shelf in place for them

          7           so they can maintain the flexibility

          8           they have now with Westport.

          9                As to the specifics of a lockout,

         10           they're prohibited by their Voting

         11           Agreement from selling between now and

         12           closing.  Following closing, they'll

         13           have the same ability to sell as they

         14           have had at Westport.

         15                MR. CORBETT:  Any other questions?

         16                Well, ladies and gentlemen, thank

         17           you very much.  We appreciate your

         18           time.  And again, we believe we are

         19           creating a value story here and we

         20           hope you have enjoyed this

         21           presentation.  Thank you.

                           IMPORTANT LEGAL INFORMATION

THIS TRANSCRIPT IS NOT AN OFFER TO SELL THE SECURITIES OF KERR-McGEE CORPORATION AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES.

INVESTOR AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY
STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

The joint proxy statement/prospectus will be filed with the U.S. Securities and Exchange Commission (SEC) by Kerr-McGee Corporation and Westport Resources Corp. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus when it becomes available and other documents filed or furnished by Kerr-McGee Corporation or Westport Resources Corp. with the SEC at the SEC's website at www.sec.gov. The joint proxy statement/prospectus and other documents filed or furnished by Kerr-McGee Corporation or Westport Resources Corporation may also be obtained for free by directing a request to Kerr-McGee Corporation, Attn: Corporate Secretary, P.O. Box 25861, Oklahoma City, Oklahoma 73125 or to Westport Resources Corporation, Attn: Investor Relations, 1670 Broadway, Suite 2800, Denver, Colorado 80202.

Kerr-McGee, Westport Resources and their respective directors and officers may be deemed to be participants in the solicitation of proxies with respect to the transactions contemplated by the merger agreement. Information regarding Kerr-McGee's directors and officers is available in the Proxy Statement for its 2004 Annual Meeting of Stockholders, filed March 26, 2004 with the SEC, and its Annual Report on Form 10-K, filed March 12, 2004 with the SEC. Information regarding Westport Resources' directors and officers is available in the Proxy Statement for its 2003 Annual Meeting of Stockholders, filed April 21, 2003 with the SEC. Other information about the participants in the solicitation will be set forth in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC.

Safe Harbor Language on Forward Looking Statements:

(Statements in this transcript regarding the company's or management's intentions, beliefs or expectations, or that otherwise speak to future events, including resource estimates, production rate estimates, development schedule and cost estimates, are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include those statements preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "estimates," "projects," "target," "budget," "goal," "plans," "objective," "outlook," "should," or similar words. These "forward-looking" statements also include statements relating to (1) the impact the companies expect the proposed transaction to have on the combined entity's operations, financial condition, and financial results, (2) the companies' expectations about their ability to successfully integrate the combined businesses, (3) the amount of cost savings and overall operational efficiencies the companies expect to realize as a result of the proposed transaction, (4) when the companies expect to close the proposed transaction, (5) anticipated drilling and development opportunities and (6) the ability of the companies to meet their stated financial goals. In addition, any statements regarding possible commerciality, development plans, capacity expansions, drilling of new wells, ultimate recoverability of reserves, future production rates, future cash flows and changes in any of the foregoing are forward-looking statements.

Matters discussed in these statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The following factors, among others, could cause actual results to differ from those set for in these forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Kerr-McGee or Westport Resources stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; the accuracy of the assumptions that underlie the statements, the success of the oil and gas exploration and production program, the price of oil and gas, drilling risks, uncertainties in interpreting engineering data, demand for consumer products for which Kerr-McGee's oil and gas business supplies raw materials, the financial resources of competitors, changes in laws and regulations, the ability to respond to challenges in international markets, including changes in currency exchange rates, political or economic conditions in areas where Kerr-McGee operates, trade and regulatory matters, general economic conditions, and other factors and risks identified in the Risk Factors sections of Kerr-McGee's Annual Report on Form 10-K and Westport Resources' Annual Report on Form 10-K as well as other of their SEC filings.

The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves. We use certain terms in this transcript, such as "probable and possible" resources, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosures and risk factors in Kerr-McGee's Forms 10-K and 10-Q, File No. 1-16619, available from its offices or web site, www.kerr-mcgee.com, and in Westport Resources' Forms 10-K and 10-Q, File No. 1-14256, available from its offices or web site, www.westportresourcescorp.com. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.)